Registration Statement No. 333-212571

Supplement dated October 9, 2017

Filed Pursuant to Rule 424(b)(3)

Global Medium-Term Notes, Series A

Market-Linked Notes Based on the Value of the S&P 500® Index due September 16, 2021

As described in the pricing supplement dated September 11, 2017 relating to Market-Linked Notes Based on the Value of the S&P 500® Index due September 16, 2021 (CUSIP: 06746L125; ISIN: US06746L1254), the initial average underlier value, to which the final underlier value will be compared to determine the payment at maturity on the notes, is the arithmetic average of the closing level of the underlier on each day during the initial value averaging period (rounded to two decimal places). The initial value averaging period consisted of the 21 scheduled trading days on which there was no market disruption event from and including the pricing date.

The arithmetic average of the closing level of the underlier on each day during the initial value averaging period (rounded to two decimal places) was 2,513.23. Accordingly, the initial average underlier value applicable to the notes is 2,513.23.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 10 of the pricing supplement dated September 11, 2017 and on page S-7 of the prospectus supplement.

You should read this supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which the notes are a part, and the more detailed information contained in the pricing supplement dated September 11, 2017. Terms used but not defined in this supplement have the meanings set forth in the accompanying pricing supplement or prospectus supplement.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Pricing supplement dated September 11, 2017: https://www.sec.gov/Archives/edgar/data/312070/000095010317008842/dp80484_424b2-1397ms.htm

•	Prospectus dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•	Prospectus supplement dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•	Index supplement dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this supplement, “our” refers to Barclays Bank PLC.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc. or another of our affiliates may use this supplement in market resale transactions in any of the notes after their initial sale.

The notes constitute our unsecured and unsubordinated obligations. The notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.